Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136


             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                  8 January 2002


                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                 LETTER TO THE BOARD OF P&O PRINCESS CRUISES PLC

On 6 January 2002, Carnival sent the following letter to the board of P&O Princess, requesting a meeting with P&O Princess and its advisors. This request having been declined, Carnival now considers that its letter should be made public, and encourages P&O Princess Shareholders to urge their board to reconsider Carnival's request for a meeting, in the interests of maximising shareholder value.

ENQUIRIES:

CARNIVAL                                Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton


Terms used in this announcement have the same meaning as in the Announcement dated 16 December 2001.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provision of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from the date of this Announcement until the first closing date of the Offer or, if later, the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

                                                       Carnival Corporation
                                                       Carnival Place
                                                       3655 N.W. 87 Avenue
                                                       Miami, Florida 33178-2428
                                                       United States
The Board of Directors
P&O Princess Cruises plc
77 New Oxford Street
London WC1A 1PP
United Kingdom

                                                       6 January 2002


For the attention of Lord Sterling of Plaistow and Mr. Peter Ratcliffe

Dear Sirs,

We are writing to you following our review of the P&O Princess shareholder circular and associated documents. While certain issues concerning your agreements with Royal Caribbean were clarified in these documents, we still have a number of important questions.

We continue to feel strongly that a meeting with you to understand these matters would better enable us to improve still further our already superior offer to P&O Princess shareholders. Having reviewed your documents, we believe that you are free to meet us without triggering the break fee or any other adverse consequences.

SUPERIOR OFFER

In your letter to shareholders of 19 December 2001, you highlight your board's concerns that our offer is not as favourable financially and faces greater execution risk than the Royal Caribbean proposal.

We continue to believe that our offer is a superior proposal to the Royal Caribbean proposal and is a credible, deliverable and more valuable transaction for your shareholders.

o Financial terms - our premium offer is clearly a superior proposal for your shareholders

         o        Premium - Carnival's offer is valued at:

                  - a 48 per cent. premium to the P&O Princess share price immediately before the announcement of the Royal Caribbean "nil-premium" proposal; and

                  - a 27 per cent. premium to the P&O Princess share price immediately after the announcement of the Royal Caribbean proposal (i.e. it is at a significant premium to the value that the market placed on the Royal Caribbean proposal, in the knowledge of the $100 million synergies and other potential upsides).

         o Cash element - Carnival's offer contains a certain cash element of 200p per share.

o        Deliverability

         o Regulatory - We firmly believe, and we have been so advised, that there is no material difference between the regulatory conditions attaching to our offer and the Royal Caribbean proposal. We have also been advised that there will be no adverse impact on the regulatory outcome as a result of the two proposals being reviewed simultaneously. Indeed, we understand that the FTC has started an investigation of the Royal Caribbean proposal involving the same lawyers and economists who are investigating our proposal, and we believe that both investigations will involve the same data and be conducted under the same legal standards and on essentially the same timetable. Accordingly, both transactions will be subject to the same analysis and raise the same substantive legal issues, if any. You have publicly recognised that the definition of the appropriate market in which to evaluate the competitive effects of either transaction is the wider vacation market and on that basis it follows that both our offer and the Royal Caribbean proposal face the same antitrust issues. Accordingly, both transactions are likely to be approved by all relevant antitrust authorities. If you would find it helpful, our antitrust advisors would be prepared to meet with you and your antitrust advisors to discuss our analysis in detail.

o Financing - We currently have cash and existing undrawn debt facilities of over $2.4 billion, more than sufficient to satisfy the cash element of our offer. Given the probable regulatory timetable for both proposals, and with the consent of the Takeover Panel, we have not put formal acquisition financing facilities in place at the present time to avoid unnecessary expense.

o Other conditions - You have mentioned that our offer contains several conditions, and as such does not have the same level of deliverability as the Royal Caribbean proposal. However, our review of the documents indicates that the Royal Caribbean proposal has a similar level of conditionality as our offer. The documents show completion is dependent on the satisfaction of 15 conditions, including regulatory approvals from the United States, the United Kingdom and Germany, and you have admitted that there is no assurance that these conditions will be satisfied.

Given the above, we continue to believe that our offer is clearly a superior proposal to the Royal Caribbean proposal.

P&O PRINCESS' ABILITY TO NEGOTIATE

Given our superior proposal, we believe that you are free to enter into discussions with us without triggering the break fee or any other adverse consequences for your shareholders. We firmly believe that P&O Princess and its shareholders have nothing to lose, and everything to gain, by your talking to us right now.

P&O PRINCESS' TIMETABLE / ADJOURNMENT OF EGM

Your agreement with Royal Caribbean permits the EGM to be adjourned without adverse consequences for P&O Princess, provided that the EGM is held before 16 November 2002. Therefore, we strongly believe that the EGM should be adjourned until the antitrust review of both the Carnival and Royal Caribbean proposals has been completed. This would allow your shareholders to judge our offer and the Royal Caribbean proposal at the same time on their economic and strategic merits, when the regulatory conditionality has been removed from both.

STRUCTURAL ALTERNATIVES

We are still open to exploring alternative transaction structures with you, including some form of dual listed structure, if you believe that this would be more attractive to your shareholders. Such a structure would enable P&O Princess to retain all of the perceived benefits of the proposed DLC structure with Royal Caribbean, whilst allowing your shareholders to benefit from our premium offer, our stronger financial position and our superior operating margins.

CLARIFICATION OF THE DOCUMENTS

Having now had the opportunity to review the documents, there are a number of areas where clarification is required:

o It seems to us, after reviewing the documents, that the cost to exit the joint venture through the "put" could range from approximately $388 million to $484 million, even though we believe P&O Princess has currently invested only $5 million. Together with the $62.5 million break fee these costs represent a total of $450.5 million to $546.5 million. We have set out in the Appendix to this letter an analysis of how this range is derived as well as a list of issues on which we would like further clarity. Do you agree with the analysis set out in the Appendix, as clearly the level of these costs goes to the heart of Carnival being able to offer more value to your shareholders?

o Please could you confirm that P&O Princess, having exited from the joint venture through the "put", would not be required to provide a financial guarantee of the debt of the joint venture vehicle on an ongoing basis? If P&O Princess were required to provide such a guarantee, this could amount to an additional liability of up to $500 million, assuming a joint venture net debt balance of $1 billion.

o From press and analyst commentary, apparently guided by you, there appears to be a belief that there is a way in which the joint venture can terminate, at no cost to either party, in January 2003. Please let us know how commercially you consider this could be achieved. Have you been advised that P&O Princess is free not to accept reservations so that the benchmarks are not met, and may then terminate the joint venture without liability?

o There are a number of other issues where we would appreciate further clarification, including (i) the reasons for the unprecedented $150 million writedown to the value of contracts for ships under construction, (ii) further details on the tax liability of Euro 141 million due to the Italian tax authorities, (iii) the impact of any change of control on the payments to be made to Horst Rahe, a P&O Princess director, under the AIDA agreement (we understand that the payment to Horst Rahe could be as high as Euro 200 million) and (iv) a breakdown of the merger costs of $65 million, including details as to what level of those costs are payable if the Royal Caribbean proposal does not succeed.

CONCLUSION

I genuinely believe that our offer is a superior proposal and that a meeting to discuss our offer further can only be in the best interests of P&O Princess and its shareholders. We are particularly keen to discuss with you the effects of the exit provisions of the joint venture to enable us to offer additional value and certainty to your shareholders.

Furthermore, we continue to believe that the best course of action would be for the EGM, currently scheduled for 14 February 2002, to be adjourned for a sufficient period of time so that shareholders are given the chance to consider both proposals together after the regulatory process has been completed.

The issues raised in this letter are substantial and require immediate clarification and, therefore, we have instructed our advisors to call your advisors to arrange a meeting to discuss these matters.

I would like to reiterate just how serious we are about our offer and I am optimistic that, given goodwill on both sides, we can improve Carnival's offer to the benefit of your shareholders.

Yours faithfully

/s/ M. Arison

M. Arison
Chairman and CEO

                                    APPENDIX


Set out below is an analysis of how the range of $388 million to $484 million referred to above is calculated, and a list of issues on which we would like further clarification regarding the cost of exiting the joint venture upon a Change of Control via the "Right to Put shares" mechanism. For the purposes of this analysis only, it has been assumed that the joint venture agreement is valid and enforceable.

o The analysis estimates that the face value of the Preferred Stock or share Purchase Notes (the "Notes") to be issued as consideration in exchange for the $500 million Initial shareholder Capital will be calculated as 50 per cent. of the fair market value of equity less 10% per cent. of the Company Enterprise Value.

o The analysis estimates a Company Enterprise Value of $2 billion, consisting of a fair market value of equity of $1 billion and net debt of $1 billion.

o What is your assessment of the fair market value of equity and Company Enterprise Value for the purposes of calculating the Put share Amount?

o On the basis of this analysis, the Notes received would have a face value of $300 million, being 50% of $1 billion, less $200 million (10% of $2 billion). Do you agree with this analysis of the face value of the Notes?

o In calculating the present value of the Notes the analysis assumes that they will pay dividends or bear interest of 5% cash per annum.

o On the basis of this analysis, assuming a face value of the Notes of $300 million and using a range of appropriate discount rates of 15% to 20% (as this is a deeply subordinated and significantly sub-investment grade credit, for which repayment is not certain) this gives a present value of Notes of $112 million to $81 million.

o Clearly, this valuation methodology is highly sensitive to the dividends or interest paid. Please could you confirm that the Notes will pay dividends or interest at 5% cash per annum?

o Were the dividends not to be paid each year, but instead accumulated and paid at the end of the 20 year period, the present value of the Notes, assuming the same discount rate of 15% to 20%, would be $37 million to $16 million.

In conclusion, on the basis of the analysis set out above, the approximate cost of exiting the joint venture, excluding the potential impact of the financial guarantee, under the "Put" mechanism is between $388 and $484 million, consisting of the $200 million Company Enterprise Value reduction and a difference of $188 million to $284 million between the fair present value and the face value of the Notes. Do you agree with this conclusion?